
ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM


03045524

December 19, 2003

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: FJH AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of December 1, 2003, enclosed please find a Press Release of FJH AG dated December 19, 2003.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,



Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

JKG/dv
Enclosure


SEC MAIL PROCESSING
RECEIVED
DEC 29 2003
WASH. D.C. 155 SECTION

DOCSNY1:863595.1
13024-2 JG9

FILE NO.
82-5077

Ad-hoc-Release

Department of Public Prosecutions drops preliminary investigation against FJH

Munich's Department of Public Prosecutions has dropped the preliminary investigation against the Management Board members and auditors of FJH AG (ISIN DE0005130108), the software and consulting firm that is listed in the TecDAX index. This was communicated by the Department of Public Prosecutions yesterday evening.

FJH AG
Dr. Thomas Meindl
Leonhard-Moll-Bogen 10
D-81373 Munich
Phone: +49 (0) 89 769 01 - 144
Fax: + 49 (0) 89 743 717 31
E-Mail: thomas.meindl@fjh.com
Internet: www.fjh.com

Munich, 19.12.2003


SEC MAIL
PROCESSING
DEC 29 2003
SECTION